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                              October 26, 2023

       El  as Sacal Cababi
       Chief Executive Officer
       Murano Global Investments Ltd
       F. C. de Cuernavaca 20, 12th floor, Lomas - Virreyes
       Lomas de Chapultepec III Secc, Miguel Hidalgo
       11000 Mexico City, Mexico

                                                        Re: Murano Global
Investments Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed October 10,
2023
                                                            File No. 333-273849

       Dear El  as Sacal Cababi  :

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed October 10, 2023

       Cover Page

   1. We partially reissue prior comment 2. Please provide the information required by Item
                                                        2(1) and (2) of Form
F-4 on the inside front cover page.
   2. Please reconcile the amount of ordinary shares, warrants and ordinary shares underlying the warrants disclosed
on the cover page with the amount reflected in the exhibit table in
                                                        Exhibit 107.
 El  as Sacal Cababi
FirstName LastNameEl  as
Murano Global  InvestmentsSacal
                           Ltd Cababi
Comapany
October 26,NameMurano
            2023        Global Investments Ltd
October
Page 2 26, 2023 Page 2
FirstName LastName
Questions and Answers About the Business Combination and the Extraordinary Meeting, page
11

3. We note your response to prior comment 8; however, we do not see disclosure in the table regarding dilution to the HCM public shareholders. Please add disclosure showing how the shares owned by HCM public shareholders may be diluted.
4. We reissue prior comment 12. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. Please revise the table on page 1 reflecting the effective fees payable to the underwriter on a percentage basis based on the level of redemptions to reflect 75% and 90% redemptions.
         Similarly revise the disclosure regarding the impact of redemptions on underwriting fees as a percentage of the HCM stock price to reflect 75% and 90% redemptions.
6. We reissue prior comment 5. Please disclose on page 15 when discussing the equity stake current HCM Holders and Murano Shareholders will have in PubCo after the Closing and elsewhere in the prospectus where similar disclosure is provided the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
7. We partially reissue prior comment 6. Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please also disclose the value of the common stock underlying the private warrants held by Cantor Fitzgerald.
Material US Federal Income Tax Considerations, page 129

8. We partially reissue prior comment 18. We note your response that you clearly disclose this will be a taxable event. However, we note that you continue to state that you intend for the transactions to qualify as a transaction described in Section 351(a) and thus not a taxable transaction. We also note continued disclosure that you intend for the transaction to qualify as a "reorganization" under Section 368 but that this is highly uncertain. Lastly, you do not reach the conclusion that this will be a taxable event for shareholders. Instead, you state that "it may be prudent for a US holder that does not have in effect a valid QEF election ... to assume that the Business Combination is treated as a taxable transaction." Please revise to clearly disclose the material tax consequences of the transaction and to the extent you continue to disclose that the transaction may be tax free, attribute the tax opinion to named counsel and file the tax opinion as an exhibit. Please also remove any statement that assumes the material tax consequences at issue (e.g., "The remainder of this discussion is based upon the position that the Merger qualifies as a transaction described in Section 351(a) of the Code"). Refer to
Section III of Staff Legal
         Bulletin No. 19 for guidance.
 El  as Sacal Cababi
Murano Global Investments Ltd
October 26, 2023
Page 3
Proposal No. 1: The Business Combination Proposal
Background of the Business Combination, page 140

9. We reissue prior comment 23. Please revise your disclosure throughout this section to provide greater detail as to how the material terms of the transaction structure and consideration evolved during the negotiations.
HCM's Board of Directors' Recommendation of and Reasons for the Business Combination, page
146

10. We reissue prior comment 26. Please discuss what consideration, if any, the board gave in the August 1, 2023 reaffirmation of the recommendation of approval of the business combination to the significant redemptions that occurred in the April 2023 extension.
Summary of HCM Financial Analysis
Materials of HCM's Financial Advisor, page 149

11. We note your response to prior comment 27. Please clarify whether and how the board considered the unaudited prospective financial information of Murano in considering the transaction or the fairness determination. To the extent the board did not consider such information in considering the transaction or the fairness determination, please clarify how the financial information was used, whether this financial information was specifically requested and how this information relates to the consideration. Similarly, discuss how such financial information was used by HCM's Financial Advisor. We note the removal of the disclosure that CCM reviewed the financial projections.
12. We note your response to prior comment 30 that the CCM Materials were an investor presentation drafted on a collaborative basis amongst the Murano, HCM and each of their respective professional advisors. Please reconcile with the disclosure in this section which indicates the CCM Materials were presented to HCM's board and that such information was obtained from Murano and approved for use by HCMs board or from third party sources. To the extent this was information presented to HCM's board, please provide
       your analysis as to whether the CCM Materials is a    report
materially relating to the
       transaction ... from an outside party.    If so, please provide the
information required by
       Item 1015(b) of Regulation M-A and file such report as an exhibit. Refer to Item 4(b) of
       Form F-4.
FirstName LastNameEl  as Sacal Cababi
13. We reissue prior comment 31. We note that CCM was retained as a financial advisor to
Comapany
       HCM. NameMurano      Global
               Please clearly       Investments
                               describe the role Ltd
                                                 of CCM in the de-SPAC
transaction, and the level
       of diligence the
October 26, 2023 Page 3  financial advisor performed   in connection with the
transaction.
FirstName LastName
 El  as Sacal Cababi
FirstName LastNameEl  as
Murano Global  InvestmentsSacal
                           Ltd Cababi
Comapany
October 26,NameMurano
            2023        Global Investments Ltd
October
Page 4 26, 2023 Page 4
FirstName LastName
Interests of Certain HCM Persons in the Business Combination, page 152

14. We reissue prior comment 32. Please revise your disclosure to explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.
         Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretations
         166.01 for guidance.
Business of Murano and Certain Information About Murano, page 160

15.      We reissue prior comment 35. Please provide the disclosure required by
Item 4.D. of
         Form 20-F regarding your properties, as required by Item 14(b) of Form F-4. When discussing the current development projects please disclose the current status of each project development, the estimated costs of each development, and the impact upon the estimated timing to the extent financing is not obtained.
Description of Material Agreements, page 177

16. Please disclose how the incentive fee, payable monthly, in an amount determined on the basis of aggregate annual adjusted profit margin and adjusted profit for each fiscal year is determined, either as a percentage or a formula for the Hyatt Hotel Management
         Agreement.
Management of Murano, page 185

17. We reissue prior comment 41. We note that Julio Ortega Molina and David Rudge have signed the registration statement as directors but that no information has been provided in this section. Please clearly disclose the directors of Murano and disclose any compensation paid to such directors. See Item 6.A and B of Form 20-F. El as Sacal Cababi
FirstName LastNameEl  as
Murano Global  InvestmentsSacal
                           Ltd Cababi
Comapany
October 26,NameMurano
            2023        Global Investments Ltd
October
Page 5 26, 2023 Page 5
FirstName LastName
Debt, page 201

18. We partially reissue prior comment 36. For debt with variable interest rates, please clearly disclose the interest rate as of a recent date.
Certain Murano Relationships and Related Transactions, page 203

19. Please disclose the payments made under the Inmobiliaria Insurgentes lease agreement.
3. Summary of Significant Accounting Policies
(a) Basis of combination, page F-10

20. We have considered your response to prior comment 49. Please tell us how you determined it is appropriate for a group of entities to be an accounting acquirer.
          Reference is made to paragraph 6 and 7 of IFRS 3, which appears to indicate the need to identify one of the combining entities as the accounting acquirer. As a part of your response, please outline the facts and circumstances you considered and your basis within
         IFRS that supports your conclusion.
21. Further to our above comment, please provide us with a detailed analysis and your basis for why its sufficient to just provide the audited combined financial statements of Murano
         Group. As a part of your response, please clarify your consideration to also provide the stand alone audited consolidated financial statements of the accounting acquirer determined above as predecessor pursuant to the guidance outlined within Article 8 of
         Regulation S-X pursuant to Item 17 of Form F-4.
Signatures, page II-5

22. We note your response to prior comment 54. Please revise to include the signature of the principal accounting officer or controller. See Instruction 1 to Signatures on Form F-4.
Exhibits

23. We note your response to prior comment 53. Please also confirm that you will file as exhibits long-term management agreements for any properties.

24. We partially reissue prior comment 52. Please file a tax opinion as an exhibit.
General

25. We note your response to prior comment 58 and we reissue it in part. Please disclose how you calculated the value of Murano.
26. We note your response to prior comment 60. Please confirm that none of the remaining images, such as those on pages 168, 169 and 173, are artistic renderings. Also, please revise to clearly identify the subject of the pictures that remain.
 El  as Sacal Cababi
Murano Global Investments Ltd
October 26, 2023
Page 6

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,
FirstName LastNameEl  as Sacal Cababi
                                                         Division of
Corporation Finance
Comapany NameMurano Global Investments Ltd
                                                         Office of Real Estate
& Construction
October 26, 2023 Page 6
cc:       Hugo F. Triaca
FirstName LastName